UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933						OMB APPROVAL
OMB Number: 3235-0101 Expires: March 31, 2011 Estimated average burden hours per response . . . . . . . . . 2.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.

CUSIP NUMBER
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print)			(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.		WORK LOCATION
Boise Inc.			20-835690	001-33451
1 (d)	ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
						AREA CODE	NUMBER
1111 West Jefferson Street, Suite 200			Boise	ID	83702-5388	208	384-7000
2 (a)	NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD		(b) RELATIONSHIP TO ISSUER (c)	ADDRESS STREET	CITY	STATE	ZIP CODE
Boise Cascade Holdings, L.L.C.(1)			10% Owner	1111 West Jefferson Street, Suite 300	Boise	ID	83702-5389

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	Title of the Class of Securities To Be Sold	(b)	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c)	Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d)	Aggregate Market Value (See instr. 3(d))	(e)	Number of Shares or Other Units Outstanding (See instr. 3(e))	(f)	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g)	Name of Each Securities Exchange (See instr. 3(g))
				Broker-Dealer File Number
Common Stock		Goldman, Sachs & Co. 85 Broad Street New York, NY 10004			5,151,700(2)		$24,058,439		84,434,691		02/16/2010(3)		New York Stock Exchange

INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	2/22/2008	Private Transaction	Boise Inc.	37,857,374	2/22/2008	(4)

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Boise Cascade Holdings, L.L.C.(1) 1111 West Jefferson Street Suite 300 Boise, ID 83728-5389	Common Stock	11/23/2009 12/04/2009	15,000,000 (11/23/2009) 2,550,000 (12/04/2009)	$68,931,000 (11/23/2009) $11,718,270 (12/04/2009)

REMARKS:

(1)  Boise Cascade Holdings, L.L.C. (“BCH”) is the record owner of the shares of common stock set forth herein.  The shares of common stock held by BCH may be deemed to be beneficially owned by Forest Products Holdings, L.L.C. (“FPH”), which is controlled by Madison Dearborn Capital Partners IV, L.P. (“MDCP IV”).  Madison Dearborn Partners IV, L.P. (“MDP IV”) is the general partner of MDCP IV.

(2)  Represents the maximum amount of shares that BCH may sell In accordance with the volume limitations of Rule 144, as of the date hereof.  BCH is party to a sales plan (the “Sales Plan”) in accordance with Rule 10b5-1 for the sale of up to 8,000,000 shares of common stock.  Shares of common stock sold pursuant to the Sales Plan are limited in accordance with Rule 144 of the Securities Act of 1933, as amended.

(3)  Pursuant to the terms of the Sales Plan, BCH’s broker shall effect one or more sales of shares of common stock commencing on 2/16/2009 and terminating on the earlier of 7/31/2010 or the date on which BCH’s broker has sold all 8,000,000 shares covered by such Sales Plan, subject to additional termination provisions provided therein.

(4)  Boise Cascade, L.L.C., a wholly owned subsidiary of BCH sold to the issuer its paper, packaging and newsprint and transportation business as well as most of its headquarter operations.  In exchange BCH received the shares of common stock, as well as cash and a promissory note.

INSTRUCTIONS:	ATTENTION:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

2/16/2010	/s/ David G. Gadda, Vice President and General Counsel, Boise Cascade Holdings, L.L.C.
DATE OF NOTICE	(SIGNATURE)

12/14/2009

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.  Any copies not manually signed shall bear typed or printed signatures.

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (04-07)